

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

<u>Via E-Mail</u>

Brett Rodda
Munger, Tolles & Olson LLP
355 South Grand Avenue
Los Angeles, CA 90071

> **Re:** **Wynn Resorts, Limited**
> **PREC14A filed March 5, 2015**
> **Filed by Elaine P. Wynn**
> **File No. 0-50028**

Dear Mr. Rodda:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

Preliminary Proxy Statement - General

1. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

2. Throughout the proxy statement, please revise to avoid presenting opinions or beliefs as facts. As an example only, refer to the following statements which should be revised:

   - "… I've been an integral part of helping the Company grow into the successful global enterprise it is today;"

   - "No one else at the Company, other than the Chairman and CEO, is more knowledgeable about its history, its operations, its customers, or its award-winning staff;"

   - "The reason the Company's Proxy Statement does not identify any specific reasons is because there are none."

   - The characterization of Mr. Stephen Wynn's obligations under the Amended and Restated Stockholders Agreement dated January 6, 2010, with respect to Mr. Wynn's obligation to support your reelection to the Board (see page 5 of the proxy statement).

3. Please provide support for the factual assertions you make throughout the proxy statement. As an example only, we refer to the statements about your accomplishments at the bottom of page 4 carrying over onto page 5 of the proxy statement. Support may be provided supplementally through cites to periodic reports or other materials supporting your assertions or through references in the revised proxy statement.

4. Revise the proxy statement and form of proxy to mark both as "preliminary." See Rule 14a-6(e)(1).

5. Provide a background or other section describing in detail Ms. Wynn's contacts with the Company leading up to the present solicitation in opposition.

Reasons for the Solicitation and Information about Elaine P. Wynn, page 1

6. We note the following statement on page 1 of the proxy statement and elsewhere: "It is clear that [as a 9.4% stockholder in the Company], my interests are very much aligned with the interests of my fellow stockholders." However, it appears that several of Ms.

Wynn's claims in her litigation are to permit her to sell her shares in the Company without restriction. Please revise to address.

7. Refer to your assertion on page 2 of the proxy statement that your dispute with Mr. Wynn is "one between two stockholders" and is "not a Board issue." Revise to address any potential conflicts of interests presented by Ms. Wynn's position as a party to the stockholders agreement and her fiduciary duties as a director of the Company if she is reelected.

8. Please explain this statement on page 2 of your proxy statement" "Moreover, even if I win my cross claim against Mr. Wynn, I could still choose to use my shares to remedy a technical violation of the indenture covenants." How would you effectuate this? Are there uncertainties associated with your ability to do so?

Solicitation of Proxies, page 14

9. Provide the disclosure required by Item 4(b)(3) and (4) of Schedule 14A with respect to your arrangements with Okapi Partners.

Annex A – Legal Proceedings, page A-2

10. Expand the discussion of the legal proceedings between Ms. Wynn and the Company to describe the bases for the legal arguments advanced by Ms. Wynn and the facts supporting those positions. In addition, describe the potential outcome for Ms. Wynn and the Company, assuming she is successful in her claims. See Item 5 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions